

May 23, 2013

Via E-mail
Daniel A. Ninivaggi
President and Chief Executive Officer
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re:** **Icahn Enterprises L.P.**
> **Registration Statement on Form S-3**
> **Filed May 3, 2013**
> **File No. 333-188360**

Dear Mr. Ninivaggi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note there are outstanding comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form S-3.

Registration Statement Cover Page

2. We note your disclosure in footnote 5 to the Calculation of Registration Fee table that you are applying the filing fee of $44,640 associated with the unsold securities under your registration statement on Form S-3 (No. 333-158705) against the total filing fee for this registration statement. In accordance with Rule 415(a)(6) of the Securities Act of 1933, please revise to disclose the number of unsold securities covered by the earlier registration statement that are being included in this registration statement.

Exhibit 5.1

3.   Please revise paragraph (a) on page 2 of the opinion to have counsel also opine that the depositary units, when sold, will entitle their holders to the rights specified in the depositary agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
         Julie M. Allen, Esq.